PURE GOLD
MINERALS INC. T.PUG

Fax:	**1-202-942-9624**
To:	**Securities & Exchange Commission – Washington, D.C.**
Attention:	**Compliance**
From:	**Debra Watkins**
Re:	**Pure Gold News Release**

02028121

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

dlw 3/29

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

Q:\Company Files\News Releases\Pure Gold Minerals Inc\PUG-FAX-News Releases.doc

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

March 28, 2002 *TSE SYMBOL: PUG*

**Airborne Survey Completed and Drilling to Commence,
Slave Joint Venture, Nunavut**

Donald R. Sheldon, President of Pure Gold Minerals Inc. ("Pure Gold") is pleased to announce that the helicopter airborne magnetic and electromagnetic geophysical survey, over selected portions of the Kim, Vic and Ric properties, Nunavut has recently been completed, and that diamond drilling will commence in the near future. The airborne survey was completed over selected anomalous areas identified by indicator trains from previous surface sampling.

Initial drilling will focus on the diamondiferous Artemisia kimberlite on the Kim property, which was discovered in September 2001. The objective of this drilling program will be to collect a mini-bulk sample of up to ten tonnes by core drilling and to define the composition, shape and size of the kimberlite body. Contemporaneous with the Artemisia drilling, anomalies identified by the airborne survey will be subject to ground geophysical surveys and the highest priority targets will be tested by diamond drilling prior to the conclusion of the current program.

The Slave Joint Venture's Kim, Vic, Ric and Eokuk properties constitute approximately 175,000 acres of mineral claims.

Pure Gold currently has approximately a 10% working interest in the Slave Joint Venture with Ashton Mining of Canada Inc. ("Ashton") (ACA.TSE) holding the balance. Ashton is the operator of the programs.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca